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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______.

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated May 12, 2009, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended March 31, 2009

2. Yucheng Announces the Addition of Steve Dai as CFO of Yucheng Technologies Effective June 1, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: May 12, 2009	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

_________________
*           Print the name and title under the signature of the signing officer.

EXHIBIT
Exhibit Number	Description

1.	Press release dated May 12, 2009, relating to Yucheng Technologies Reporting Unaudited Financial Results for the Three-Month Period Ended March 31, 2009

Yucheng Technologies Reports Unaudited Financial Results for
the Three-Month Period Ended March 31, 2009

BEIJING, May 12, 2009 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the three-month period ended March 31, 2009.

First Quarter 2009 Financial Highlights

1	Software & Solutions net revenue totaled USD 9.1M, a 106.7% increase year-over-year.
2	Total net revenue grew 42.1% year-over-year to USD 11.4M.
3	Fully diluted non-GAAP EPS was USD 0.07, as compared to USD 0.09 in the first quarter of 2008.
4	Yucheng had USD 22.0M in cash, compared to USD 14.5M in the first quarter of 2008.

First quarter performance met with Management’s expectations.  During the quarter, Yucheng deployed or began preparations for several core banking solutions for small to medium-sized banks (SMBs), including Shanxi Rural Credit Union.  These solutions are the key platform that run the banks’ operations and help increase efficiency.  Yucheng also began deployment of a credit management information system for Fujian Rural Credit Union, which will integrate inter-branch data and systematize the decision-making process.  Previously, the Company has developed similar management information systems for China Citic Bank and Dongguan Bank.  During the quarter, Yucheng also announced four customized e-banking solutions, including a Phase II project for Bank of East Asia, and added another banking client to the E-Banking ASP platform.  As a total solutions provider, Yucheng is well positioned to expand these existing relationships into cross selling opportunities for our broad range of products.

Business Outlook

Yucheng’s key initiative in 2009 is to continue to increase the percentage of revenues from the sale and deployment of Software & Solutions. We have focused our sales and marketing efforts on generating higher demand for key solutions, such as Loan Management, Business Intelligence, and e-Banking, where Yucheng is a market leader. Loan management is critical in the current environment because it supports merit based decision-making and correlates borrower profiles with loan payment capabilities. With the dramatic increase in loans this year and upcoming regulatory changes, business intelligence solutions are increasingly needed to support banks through the aggregation and interpretation of bank-wide data.  Many banks are seeking e-banking solutions to lock-in customers through unique features, while lowering the overall cost of customer service. The demand for these key solutions is particularly strong in the previously underserved SMB market, which has been a focus for Yucheng in the past year and allowed the Company to capitalize on both its experiences with large banks and range of existing technologies.

Mr. Weidong Hong, CEO of Yucheng, stated, “We believe that our customers are continuing to grow and demand is increasing for IT services, so I would like to reiterate our 2009 guidance of USD 0.86 to USD 0.90 EPS, USD 16.0M to USD 16.7M net income and USD 69M to USD 72M non-GAAP revenues (USD 117M to USD122M GAAP revenues).”

The Company also announced that Mr. Remington Hu plans to resign as CFO and become a Senior Advisor on June 1, 2009.  At that time, Yucheng will appoint Mr. Steve Dai as CFO.  Mr. Dai was previously CFO of Beyondsoft (www.beyondsoft.com), a leading China-based IT outsourcing company, which provides IT consulting, Application Development and Maintenance (ADM), ERP and BPO services to the clients across the globe.  During his tenure at Beyondsoft, Mr. Dai was responsible for corporate strategy, finance and accounting, investment, financing and legal affairs, and successfully completed three acquisitions.  Prior to Beyondsoft, Mr. Dai was CFO of Airport City Logistics Park Co in Beijing.  He also has served as Associate Director of UBS' Investment Banking Department in New York, VP of SSIF, a US-based private equity fund, and VP of Beijing Great Ocean Investment Group. He has extensive IT expertise, having worked in various management positions for Tivoli System and Zephyr Development Corporation.  Mr. Dai holds a B.S. from University of Science and Technology of China, an M.S. from the University of Miami and an M.B.A. from the Wharton School of Business.

Mr. Hong said “I would like to thank Mr. Hu for his past contributions to Yucheng, especially in the areas of internal controls and cash management.  We are pleased that he will be staying on as a Senior Advisor to ensure a smooth transition with Mr. Dai and assist with future strategic initiatives.  I would also like to extend a warm welcome to Mr. Dai, who brings with him a wealth of industry experience and in-depth knowledge of our markets.  I look forward to working with him to drive our strategic initiatives, as well as improve the efficiency of our day-to-day operations.”

First Quarter Financial Results

The table below allows greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers below are provided on a net presentation basis.

Summary of Selected Unaudited Financial Results for the First Quarter of 2009
(Numbers are in USD thousands, except shares outstanding, earnings per share and percentages)
	Q1 2009				Q1 2008
	CORE		POS		CORE		POS		CORE	POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues	Y-O-Y Change	Y-O-Y Change
Revenues	10,587	100.0%	860	100.0%	7,736	100.0%	318	100.0%	36.9%	170.4%
Software & Solutions	9,114	86.1%	-	-	4,410	57.0%	-	-	106.7%	-
POS	-	-	860	100.0%	-	-	318	100.0%	-	170.4%
Platform & Maintenance Services	1,473	13.9%	-	-	3,326	43.0%	-	-	-55.7%	-
Cost of Revenues	4,811	45.4%	489	56.8%	2,751	35.6%	230	72.4%	74.9%	112.3%
Gross Profit	5,777	54.6%	371	43.2%	4,985	64.4%	88	27.6%	15.9%	323.2%
Operating Expenses	4,732	44.7%	795	92.3%	3,326	43.0%	699	219.7%	42.3%	13.7%
R&D	517	4.9%	-	-	306	4.0%	-	-	69.2%	-
SG&A	4,214	39.8%	795	92.3%	3,020	39.0%	699	219.7%	39.6%	13.7%
Income from Operations	1,045	9.9%	-423	-49.2%	1,659	21.4%	-611	-192.1%	-37.0%	30.8%
Net Income (GAAP)	1,161	11.0%	-246	-28.6%	1,726	22.3%	-367	-115.2%	-32.7%	32.9%
Amortization of Intangible Assets	335	3.2%	-	-	327	4.2%	-	-	2.7%	-
Non-GAAP Net Income	1,497	14.1%	-246	-28.6%	2,053	26.5%	-367	-115.2%	-27.1%	32.9%
Basic GAAP EPS	0.07	-	-0.01	-	0.10	-	-0.02	-	-36.4%	36.6%
Diluted GAAP EPS	0.06	-	-0.01	-	0.10	-	-0.02	-	-35.9%	36.1%
Basic Non-GAAP EPS	0.09	-	-0.01	-	0.12	-	-0.02	-	-31.1%	36.6%
Diluted Non-GAAP EPS	0.08	-	-0.01	-	0.12	-	-0.02	-	-30.6%	36.1%
Basic Weighted Average Common Shares Outstanding	17,566,898	-	17,566,898	-	16,610,853	-	16,610,853	-	5.8%	5.8%
Diluted Weighted Average Common Shares Outstanding	18,691,852	-	18,691,852	-	17,807,059	-	17,807,059	-	5.0%	5.0%

Note: The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 7.0190 for March 31, 2008 and USD 1.00 = RMB 6.8359 for March 31, 2009.

Revenues: Yucheng made two significant changes to revenue presentation. First, net revenue (or non-GAAP) presentation has been introduced to better delineate business trends, increase revenue predictability and improve the correlation between revenues and net income. Second, the Company introduced a new revenue categorization method. Software & Solutions includes all revenues created via software and software-related solutions. Platform & Maintenance Services is comprised of the procurement and resale of third-party hardware and software, as well as maintenance and support services. Finally, revenues generated via the POS business are listed under the new sub-heading, POS.

Yucheng reported consolidated non-GAAP revenues of USD 11.4M for the first quarter 2009, an increase of 42.1% compared to the first quarter of 2008 and a 47.3% decrease from our fourth quarter peak.  GAAP revenues were USD 14.2M, a decrease 10.8% of year over year and 58.2 % compared to the previous quarter.
–
Software & Solutions: In the first quarter, Software & Solutions registered USD 9.1M of revenues, a 106.7% increase compared to the first quarter of 2008, and a 48.9% decrease compared to the seasonal peak in the fourth quarter of 2008. Software & Solutions accounted for 79.6% of consolidated revenue on a net basis.

–
Platform & Maintenance Services: Non-GAAP revenues totaled USD 1.5M in the first quarter or 12.9% of consolidated revenue on a net basis. Platform & Maintenance Services net revenues declined by 55.7% year over year and 52.4% sequentially.  GAAP revenues were USD 4.3M, a decrease of 62.1% year over year and 72.4% quarter over quarter.

–
POS: POS generated revenues of USD 0.9M in the first quarter, representing 7.5% of consolidated revenue on a net basis. Our POS revenues increased 170.4% compared with the first quarter of 2008 and 9.6% compared to the fourth quarter of 2008.

Gross Profits: In the first quarter of 2009, Yucheng registered a gross profit of USD 6.1M, an increase of 21.2% compared to the first quarter of 2008 and an expected decline of 49.5% compared to the fourth quarter of 2008, seasonally the largest quarter of the year.  During the first quarter of 2009, Software and Solutions gross margin had remained stable and contributed 79.6% to total gross profit, as compared to 44.1% in the first quarter of 2008.  Overall core gross margins are expected to remain stable at these levels throughout 2009, while POS gross margins may show some improvements.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A as a percentage of net revenue was 44.5% in the first quarter, as compared to 33.1% in the first quarter 2008 and 46.2% in the fourth quarter of 2008.
–
SG&A as a percentage of net revenue for the Core business was 39.8% as compared to 39.0% in the first quarter of 2008 and 28.9% in the fourth quarter of 2008, which reflected the management’s commitment to maintain a stable-to-declining SG&A-to-Net Revenue ratio in 2009.  In a year over year comparison, the main cost drivers were headcount, mandatory salary increases (starting in the second quarter of 2008) and increased lease costs.

–
POS SG&A as a percentage of net revenues was 92.3% in the first quarter of 2009 as compared to 219.7% in the first quarter of 2008 and 148.0% in the fourth quarter of 2009.  The declining ratio indicates continued enhancement in our merchant productivity and operating leverage. As a ratio to net revenue, we expect that POS SG&A will continue to decline throughout 2009.

Net Income: Yucheng recorded non-GAAP net income of USD 1.3M, a decrease of 25.8% compared to the first quarter of 2008. GAAP net income was USD 0.9M for the quarter, a decrease of 32.7% compared to the first quarter of 2008. This is the seasonal low for the year and is expected to trend upwards throughout the year, as our revenue base increases and our fixed costs remain steady.

Earnings per Share: In the first quarter, Yucheng’s EPS for fully diluted shares on a consolidated basis were USD 0.07 (non-GAAP) and USD 0.05 (GAAP) compared to USD 0.09 (non-GAAP) and USD 0.08 (GAAP) in the first quarter of 2008.
–	Core: Fully diluted EPS for the first quarter grew to USD 0.08 (non-GAAP) and USD 0.06 (GAAP) compared to USD 0.12 (non-GAAP) and USD 0.10 (GAAP) in the first quarter of 2008.
–	POS: On both a GAAP and non-GAAP basis, the fully diluted EPS impact of POS was USD -0.01 compared to USD -0.02 in the first quarter of 2008 and USD -0.03 in the fourth quarter of 2008.

Cash: Yucheng’s cash position in the first quarter was USD 22.0M compared to USD 14.5M in the first quarter of 2008 and USD 35.1M in the fourth quarter of 2008. The first quarter cash position was achieved despite a decrease in accounts payable of USD 12.4M, compared to the fourth quarter of 2008.

Accounts Receivable: In the first quarter, accounts receivable totaled USD 38.3M compared to USD 30.8M in the first quarter of 2008 and USD 41.1M in the fourth quarter of 2008. When calculated on a gross basis DSOs increased due to a smaller revenue denominator, while accounts receivable is the average of the current and preceding quarter. This correlates to 251 days for the current quarter, as compared to 165 days in the first quarter 2008. Although trades receivable tend to follow a seasonal trend, and is expected to trend down quarter over quarter until the seasonal low in the fourth quarter.

POS: Yucheng’s POS business, although still nascent, continued to gain momentum in the first quarter as revenues grew to USD 0.9M, a 170.4% increase year over year and 9.6% increase quarter over quarter, despite the traditional decline in spending associated with Chinese Lunar New Year.
–
Terminal Deployment: Our POS installed base grew to 21,600 by the end of the first quarter compared to 21,300 at year-end. We continue to focus on growing a highly accretive merchant base both in terms of transaction volume and revenue. As Yucheng penetrates into high-volume wholesaler and luxury locations, such as jewelry stores and car dealerships, capping fees on a per transaction basis will increase terminal usage and overall POS revenues.

Average Monthly Gross Revenue per POS terminal (AMGRP): Our AMGRP across our entire installed base has held steadily above USD 12, since we started reporting the figure in the second quarter of 2008. The more mature terminals in our base are increasingly accretive and some even show signs of achieving western averages.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2009 and December 31, 2008

Assets	2009.3.31	2008.12.31
	USD	USD
Current assets:
Cash and cash equivalent	22,020,835	35,079,018
Trade accounts receivable, net	38,306,442	41,063,634
Costs and estimated earnings in excess of billings on uncompleted contracts	12,050,772	10,068,317
Amounts due from related companies	87,619	229,457
Inventories	95,478	423,546
Pre-contract costs	1,725,962	1,447,592
Other current assets	5,722,467	6,399,374

Total current assets	80,009,575	94,710,938

Investments in and advances to affiliates	427,462	329,240
Fixed assets	11,996,981	11,320,664
Less: Accumulated depreciation	(3,325,093)	(2,907,970)
Fixed assets, net	8,671,888	8,412,694
Intangible assets, net	5,000,043	5,271,411
Goodwill	27,630,150	27,480,143
Deferred income taxes - Non-current	2,309,514	1,899,850

Total assets	124,048,632	138,104,276

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
March 31, 2009 and December 31, 2008

Liabilities and stockholders' equity	2009.3.31	2008.12.31
	USD	USD
Current liabilities:
Short term loan	8,777,191	8,778,861
Obligations under capital leases	414,146	419,594
Trade accounts payables	8,867,908	21,222,648
Billings in excess of costs and estimated earnings on uncompleted contracts	998,637	1,465,071
Employee and payroll accruals	1,824,425	1,826,585
Dividends payable to ex-owners	807,708	807,861
Deemed distribution to ex-owners	6,584,618	6,584,618
Outstanding payment in relation to business acquisitions	3,277,804	3,277,902
Income taxes payable	1,617,376	1,432,909
Other current liabilities	5,995,281	7,789,351
Deferred income taxes - Current	142,223	143,468

Total current liabilities	39,307,317	53,748,868

Obligations under capital leases	283,142	379,983
Deferred income taxes	418,184	494,423

Total liabilities	40,008,643	54,623,274

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,575,685 shares issued and outstanding as of December 31, 2008 and March 31, 2009	2,926,801	2,927,358
Additional paid-in capital	50,798,645	50,808,308
Reserves	5,560,182	5,561,239
Retained earnings	23,738,459	22,827,559
Accumulated other comprehensive loss	(532,528)	(402,693)
Minority interests	1,548,430	1,759,231

Total Stockholders' equity	84,039,989	83,481,002

Liabilities and Stockholders' equity	124,048,632	138,104,276

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended March 31, 2009 and March 31, 2008

	2009 Q1	2008 Q1
	USD	USD

Revenues:
Software & Solutions	9,114,122	4,409,871
Platform & Maintenance Services (net)	1,473,367	3,326,116
POS	860,375	318,173
Total revenues (non-GAAP)	11,447,864	8,054,160
Platform pass-through costs	2,779,078	7,896,461

Total revenues	14,226,942	15,950,621

Cost of revenues:
Cost of revenues (net)	(5,299,852)	(2,981,686)
Platform pass-through costs	(2,779,078)	(7,896,461)

Total cost of revenues	(8,078,930)	(10,878,147)

Gross profit	6,148,012	5,072,474

Operating expenses:
Research and Development	(517,468)	(305,903)
Selling and marketing	(1,706,816)	(1,273,931)
General and administrative	(3,302,150)	(2,445,095)

Total operating expenses	(5,526,434)	(4,024,929)

Income from Operating	621,578	1,047,545

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended March 31, 2009 and March 31, 2008

Other income (expenses):
Interest income	19,315	31,080
Interest expense	(22,786)	(88,818)
Investment gain (loss)	(135,274)	-
Other income (expense), net	(9,527)	8,347

Income before income tax and minority interests	473,306	998,154

Income tax benefit (expense)	295,665	235,512
Minority interests	146,271	126,049

Net income (GAAP)	915,242	1,359,715

Amortization for intangible assets	335,457	326,707

Net income (non-GAAP)	1,250,699	1,686,422

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended March 31, 2009 and March 31, 2008

	2009 Q1	2008 Q1
	USD	USD

Cash flows from operating activities:
Net income	915,242	1,359,715
adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	533,372	333,157
Amortization	533,635	590,158
Loss on disposal fixed assets	94	592
Loss (gain) on disposal of affiliates	1,921	-
Minority interests	(146,270)	(126,049)
Share of equity in affiliate company	146,719	-
Decrease (increase) in trade accounts receivable, net	2,749,383	(1,805,442)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(1,984,370)	96,741
Decrease (increase) in due from related parties	141,795	(6,249,986)
Decrease (increase) in inventories	327,988	26,916
Decrease (increase) in precontract costs	(278,645)	(1,238,605)
Decrease (increase) in other current assets	435,781	3,701,195
Decrease (increase) in deferred income taxes assets - Current	-	(143,217)
Decrease (increase) in deferred income taxes assets - Non-current	(410,025)	(152,752)
Increase (decrease) in trade accounts payable	(12,350,704)	(4,328,447)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	(466,156)	(674,307)
Increase (decrease) in employee and payroll accruals	(1,813)	873,072
Increase (decrease) in income taxes payable	184,740	(40,072)
Increase (decrease) in other current liabilities	(1,948,612)	(2,356,227)
Increase (decrease) in deferred income taxes liabilities	(77,364)	(51,562)

Net cash provided by (used in) operating activities	(11,693,289)	(10,185,120)

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended March 31, 2009 and March 31, 2008

	2009 Q1	2008 Q1
	USD	USD

Cash flows from investing activities:
Capital expenditures	(1,021,535)	(1,131,406)
Payment of purchase of subsidiaries	(219,430)	(2,141,331)
Long-term investments	(245,004)	-
Proceeds from disposal of sharehold of affiliates	27,336	133,560
Proceeds from disposal of subsidiary, net of cash disposed	210,653	-

Net cash provided by (used in) investing activities	(1,247,980)	(3,139,177)

Cash flows from financing activities:
Payment of capital leases	(116,914)	(67,496)
Proceeds from bank borrowings	8,777,191	-
Repayments of bank borrowings	(8,777,191)	(2,137,057)
Dividends paid to ex-owners	-	(1,709,645)

Net cash provided by financing activities	(116,914)	(3,914,198)

Net increase in cash and cash equivalents	(13,058,183)	(17,238,495)

Cash at beginning of period	35,079,018	31,698,795
Cash at end of period	22,020,835	14,460,300

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported revenues, net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended March 31, 2009 on May 12, 2009 at 8:00AM EST/ 8:00PM Beijing time.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 96694864.

US	+1 866 242 1388
Canada	+1 888 447 3085
China Netcom Users	+86 10 800 640 0084
China Telecom Users	+86 10 800 264 0084
All Other Participants	+61 288 236 760

A recording of the call will be accessible within 48 hours via Yucheng's website at
http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,000 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Ms. Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

2. Yucheng Announces the Addition of Steve Dai as CFO of Yucheng Technologies Effective June 1, 2009

Mr. Dai was previously CFO of Beyondsoft (www.beyondsoft.com), a leading China-based IT outsourcing company, which provides IT consulting, Application Development and Maintenance (ADM), ERP and BPO services to the clients across the globe.  During his tenure at Beyondsoft, Mr. Dai was responsible for corporate strategy, finance and accounting, investment, financing and legal affairs, and successfully completed three acquisitions.  Prior to Beyondsoft, Mr. Dai was CFO of Airport City Logistics Park Co in Beijing.  He also has served as Associate Director of UBS' Investment Banking Department in New York, VP of SSIF, a US-based private equity fund, and VP of Beijing Great Ocean Investment Group. He has extensive IT expertise, having worked in various management positions for Tivoli System and Zephyr Development Corporation.  Mr. Dai holds a B.S. from University of Science and Technology of China, an M.S. from the University of Miami and an M.B.A. from the Wharton School of Business.